COMMENTS RECEIVED ON APRIL 12, 2024 and APRIL 24, 2024

FROM MEGAN MILLER and DANIEL GREENSPAN

FIDELITY RUTLAND SQUARE TRUST II (File Nos. 333-278304 and 811-21991)

Strategic Advisers Large Cap Fund, Strategic Advisers Small-Mid Cap Fund, Strategic Advisers U.S. Total Stock Fund

N-14 FILED ON MARCH 28, 2024

N-14 Proxy Statement and Prospectus

1)

Synopsis – How do the funds’ management and distribution arrangements compare?

“Gopalakrishnan Anantanatarajan is Co-Portfolio Manager of the Large Cap Fund and the U.S. Total Stock Fund. Since joining Fidelity Investments in 2006, Mr. Anantanatarajan has worked as a senior research analyst, research analyst, research associate, senior research associate, and portfolio manager. Mr. Anantanatarajan is expected to continue to be responsible for portfolio management of the combined fund after each Reorganization.

Niall Devitt is Lead Portfolio Manager of the Large Cap Fund and the U.S. Total Stock Fund. Mr. Devitt joined Fidelity Investments in 2001 and has been a part of Strategic Advisers since 2006, where he has worked as a research associate, analyst, and portfolio manager. Mr. Devitt is expected to continue to be responsible for portfolio management of the combined fund after each Reorganization.

Barry Golden, CFA, is Lead Portfolio Manager of the Small-Mid Cap Fund and Co-Portfolio Manager of the U.S. Total Stock Fund. He also manages other funds. Since joining Fidelity Investments in 2001, Mr. Golden has worked as a research analyst, associate director of investments for Strategic Advisers' Charitable Gift Fund, portfolio manager, and as a team leader for Strategic Advisers' alternatives research investment team. Mr. Golden is expected to continue to be responsible for portfolio management of the combined fund after each Reorganization.

Mark Mahoney is Co-Portfolio Manager of the Small-Mid Cap Fund, which he has managed since 2022. Since joining Fidelity Investments in 2002, Mr. Mahoney has worked as a team leader and portfolio manager.”

C:

The Staff requests we explain if Mark Mahoney will continue as Co-Portfolio Manager and consider indicating the status of his role upon the merger.

R:

Mr. Mahoney will not continue as Co-Portfolio Manager on the Acquiring Fund. We believe the existing disclosure is accurate and complete.

2)

Synopsis – Annual Fund Operating Expenses

C:

The Staff requests we confirm the Annual Fund Operating Expenses table reflects current information.

R:

The annual fund operating expense table aligns with the most recent fiscal reporting period for Strategic Advisers Large Cap Fund, which will be designated as the accounting survivor in the merger. We do not expect any material changes to the projected pro forma expenses.

3)

Synopsis – Who bears the expenses associated with the Reorganizations?

C:

The Staff requests we disclose the dollar amount and the allocation to each fund with respect to who bears the expenses associated with the Reorganizations.

R:

Form N-1A generally does not require separate disclosure of estimated costs associated with fund reorganizations in a proxy statement/prospectus. Item 7(a) of Form N-14 refers to Item 4 of Schedule 14A, which in turn requires the disclosure of the anticipated cost of retaining a paid solicitor in connection with the proxy solicitation; Form N-14 does not otherwise require disclosure of estimated reorganization expenses in a proxy statement/prospectus. Nonetheless, the capitalization table footnotes include the estimated one-time proxy costs related to the proposals. As a result, we believe our existing disclosure is sufficient.

4)

Proposals 1 and 2 – Capitalization

C:

The Staff requests we confirm there have been no material changes since the capitalization tables were prepared.

R:

The capitalization tables were prepared using assets of November 30, 2023, the most recent semi-annual fiscal reporting period for the Strategic Advisers Large Cap Fund, the accounting survivor. While assets have increased since November 30, 2023, relative net assets of each Acquired Fund have not changed materially.

5)

Proposals 1 and 2 – Capitalization

“To comply with Rule 3-18 of Regulation S-X, the pro-forma financial statements will be based on the most recent audited annual report of the Acquiring Fund. If these are more than 245 days old as of the effective date of the N-14 filing, interim financial statements covering a 12 month period will be used. In addition, per Regulation S-X Section 210.11 - 02 (a)(7) shares have been adjusted to reflect what will be issued post-merger.”

C:

Since there are no pro-forma financials, the Staff requests we explain why this footnote was included.

R:

We confirm that the underlined disclosure is not necessary. The footnote will be revised as follows: "Per Regulation S-X Section 210.11 - 02 (a)(7) shares have been adjusted to reflect what will be issued post-merger”.

6)

Proposals 1 and 2 – Capitalization

“Large Cap Fund’s estimated one time proxy costs related to the proposals in this proxy statement is $86,861.”

“Small-Mid Cap Fund’s estimated one time proxy costs related to the proposals in this proxy statement is $52,239.”

C:

The Staff Requests we explain if the amount in each footnote covers all the costs of reorganization.

R:

The amount reflects estimated one-time proxy costs associated with the reorganization.

7)

Synopsis – Who bears the expenses associated with the Reorganizations?

C:

The Staff requests we explain if there will be any repositioning in connection with the reorganization and, if there will be, asserts that the registration statement should include disclosure of the reasoning, quantity, costs, and tax effects of portfolio repositioning.

R:

Form N-14 does not require specific disclosure regarding investments to be sold in connection with a merger. In addition, we believe it would be difficult to determine this information at the present time, given that the reorganizations will not occur until several months after the date of the proxy statement/prospectus. As noted in the proxy statement/prospectus, all of the current investments of the acquired funds are permissible investments for the acquiring funds. Nevertheless, if shareholders approve the Reorganization, the Adviser may reallocate assets as part of repositioning the combined portfolios, resulting in the purchase and sale of securities held by the funds. Furthermore, we have described in general terms the impact of purchases and sales and the tax impact of the reorganizations. For these reasons, we believe our existing disclosure is sufficient.

8)

Proposals 1 and 2 – Tax Position

C:

The Staff requests we confirm there have been no material changes to the tax position since the tables were prepared.

R:

 There have been no material changes to the tax positions since the tables were prepared.

9)

Accounting Survivor

C:

The Staff requests we confirm and disclose in the registration statement which fund is the accounting survivor for each merger.

R:

We confirm that the Strategic Advisers Large Cap Fund will be the accounting survivor and that appropriate disclosure will be added to “The Proposed Transactions” section of the registration statement for each Proposal:

“The Strategic Advisers Large Cap Fund will be the accounting survivor.”

10)

Form N-14

C:

The Staff did not see a proxy card in the filing and requests we provide them a draft of the proxy card as well as include it in the revised filing.

R:

We will provide a draft of the form of proxy card to the Staff and will file it with the funds’ next filing.

11)

Notice Of Special Meeting of Shareholders

“Shareholders of certain funds of the trust will also participate in the Meeting and have been mailed a separate notice and proxy statement relating to proposals to be voted upon by the trust and/or by the shareholders of those funds at the Meeting. Shareholders of Large Cap Fund and Small-Mid Cap Fund are also asked to vote on certain other proposals that are included in a notice and proxy statement mailed separately to such shareholders.”

C:

Please clarify this statement to explain what it is referring to.

R:

 This statement is referring to the separate proxy statement that is being mailed to shareholders of Rutland Square Trust II. We believe the statement is clear in the context of the additional mailing of the proxy statement that shareholders will receive.

12)

Synopsis – What are the reasons for the proposals?

“Each Reorganization would eliminate equity basis risk driven by a mismatch of the individual fund benchmark for each respective Target Fund versus the benchmark used in the managed account program for U.S. equity exposures.”

C:

The Staff request we explain this sentence in more detail in this section or somewhere the proxy statement.

R:

”Equity basis risk” refers to the mismatch of the individual fund benchmark vs. the benchmark used in the managed account program. We have deleted the concept from the sentence to streamline it and avoid confusion.

13)

Synopsis – How do the funds’ investment objectives, strategies, policies, and limitations compare?

C:

After the table comparisons there is paragraph disclosure which based on format cannot determine what the differences between the funds principal strategies are and believe should be in the table versus or supplemental or explain why they are different.

R:

All principal strategies are represented side by side in a tabular format to facilitate a comparison between the funds.

14)

Synopsis – How do the funds’ management and distribution arrangements compare?

“Each fund pays a management fee to the Adviser. The management fee is calculated and paid to the Adviser every month. Each fund’s management fee is calculated by adding the annual rate of 0.25% of the fund’s average daily net assets throughout the month plus the total fees payable monthly to the fund’s sub-advisers, if any, based upon each sub-adviser’s respective allocated portion of the fund’s assets. Because the fund’s management fee rate may fluctuate, the fund’s management fee may be higher or lower in the future. However, each fund’s maximum aggregate annual management fee, as a percentage of its average daily net assets, will not exceed the following rates:”

C:

The Staff requests we clarify what the underlined disclosure means.

R:

Strategic Advisers pays the sub-advisers out of the management fee it collects from each Fund. Each Fund pays Strategic Advisers a management fee that has two components: (1) a fee of 0.25% of the average daily net assets of the fund throughout the month, which Strategic Advisers will waive, plus (2) to the extent sub-advisers are hired to manage portions of an Acquiring Fund’s assets, the total fees payable to the sub-advisers based upon each sub-adviser’s respective allocated portion of the fund’s assets. Each Acquiring Fund’s management fee is subject to an overall maximum amount that is disclosed in the fee table. We believe the current disclosure accurately describes the management fee that is in effect for the funds.

15)

Synopsis – How do the funds’ fees and operating expenses compare, and what are the combined fund’s fees and operating expenses estimated to be following the Reorganizations?

“The fee tables above do not include certain voluntary fee discount arrangements, which are currently in effect for the Large Cap Fund and are expected to be in place for U.S. Total Stock Fund. Such arrangements may be discontinued at any time. In addition, as disclosed in the prospectus for the Acquiring Fund and each Acquired Fund under “Principal Investment Strategies”, Strategic Advisers may actively adjust the allocation of each fund’s assets at any time, including the allocation among different sub-advisers and/or between sub-advisers and underlying funds. As a result, total annual operating expenses of each fund may vary over different periods, subject to the maximum aggregate annual management fee disclosed in the fee table above, which may not be increased without shareholder approval, and any contractual fee waiver arrangements.”

C:

The Staff requests we elaborate about the discount arrangements.

R:

From time to time a sub-adviser may offer a voluntary discount arrangement that is not contractual and that may be terminated by the sub-adviser at any time. Because such arrangements do not meet the Form N-1A Item 3 disclosure requirements for expense reimbursement and fee waiver arrangements, they are not reflected in the expense tables.

16)

Synopsis – Who bears the expenses associated with the Reorganizations?

“For Large Cap Fund and Small-Mid Cap Fund, each respective fund will bear the cost of the Reorganization.”

C:

The Staff requests we provide an estimate of what those transaction costs are as well as the proportion of the costs per fund (i.e., each borne its own or split).

R:

See responses to comments #3 and #7 above.

17)

Proposals 1 and 2 – The Proposed Transaction

Example from Proposal 1:

“The value of Large Cap Fund’s assets to be acquired by U.S. Total Stock Fund and the amount of its liabilities to be assumed by U.S. Total Stock Fund will be determined as of the close of business of the NYSE on the Closing Date, using the valuation procedures set forth in U.S. Total Stock Fund’s then-current Prospectus and Statement of Additional Information. The net asset value of a share of U.S. Total Stock Fund will be determined as of the same time using the valuation procedures set forth in its then-current Prospectus and Statement of Additional Information.”

C:

The Staff requests that if there are differences in valuation processes between the merging and acquiring funds, we disclose those differences and how the assets are valued.

R:

There are no differences in the valuation processes between the target and acquiring funds.

18)

Proposals 1 and 2 – Reasons for the Reorganization

C:

The Staff requests we clarify if there are any alternatives that the board might have considered.

R:

The information provided in each “Reasons for the Reorganization” section reflects the considerations and findings made by the Board in reaching its determination that the proposed reorganization is in the best interests of shareholders of each fund.

19)

Proposals 1 and 2 – Reasons for the Reorganization

“the potential benefit of the Reorganization to Strategic Advisers and its affiliates”

C:

The staff requests that we revise to explain the potential benefit to Strategic Advisers and its affiliates, or direct to where it is stated elsewhere.

R:

Such disclosure is already included under “Reasons for the Reorganization” and includes the following disclosure: “The Board also considered any potential benefits to Fidelity as a result of the merger, such as reducing the number of funds managed.”

20)

Proposal 1 and 2 – Federal Income Tax Considerations

Example from Proposal 1:

“Large Cap Fund will recognize no gain or loss upon the transfer of substantially all of its assets to U.S. Total Stock Fund in exchange solely for U.S. Total Stock Fund shares and the assumption by U.S. Total Stock Fund of all liabilities of Large Cap Fund, except that Large Cap Fund may be required to recognize gain or loss with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code;”

C:

The staff requests that to the extent that the exception is material, the gain or loss be quantified.

R:

 We do not expect any such gain or loss to be material.

21)

Form N-14 Statement of Additional Information

C:

The Staff requests that the Prospectus and Statement of Additional Information for Strategic Advisers U.S. Total Stock Fund include hyperlinks where necessary.

R:

We will include hyperlinks to the documents incorporated by reference.

22)

Part C

“The undersigned Registrant undertakes to file a post-effective amendment to this registration statement upon the closing of the Reorganization described in this Registration Statement that contains an opinion of counsel supporting the tax matters discussed in this Registration Statement.”

C:

The staff requests that the tax opinion be filed before the closing, please revise the disclosure to reflect that.

R:

 We have revised the undertaking as follows:

“The undersigned Registrant undertakes to file a post-effective amendment to this registration statement ~~upon~~ prior to the closing of the Reorganization described in this Registration Statement that contains an opinion of counsel supporting the tax matters discussed in this Registration Statement.”

FOLLOW-UP COMMENT RECEIVED ON MAY 8, 2024

FROM DANIEL GREENSPAN

FIDELITY RUTLAND SQUARE TRUST II (File Nos. 333-278304 and 811-21991)

Strategic Advisers Large Cap Fund, Strategic Advisers Small-Mid Cap Fund, Strategic Advisers U.S. Total Stock Fund

N-14 FILED ON MARCH 28, 2024

N-14 Proxy Statement and Prospectus

1)

Notice Of Special Meeting of Shareholders

“This combined Proxy Statement and Prospectus (Proxy Statement) is furnished to shareholders of Strategic Advisers® Large Cap Fund (Large Cap Fund) and Strategic Advisers® Small-Mid Cap Fund (Small-Mid Cap Fund) (collectively, the Target Funds), each a series of Fidelity Rutland Square Trust II (the trust), in connection with a solicitation of proxies made by, and on behalf of, the trust’s Board of Trustees to be used at the Special Meeting of Shareholders of the Target Funds and at any adjournments thereof (the Meeting), to be held on July 9, 2024 at 8:00 a.m. Eastern Time (ET). The Board of Trustees and Strategic Advisers LLC (Strategic Advisers) have determined that the Meeting will be held in a virtual format only. The Meeting will be accessible solely by means of remote audio communication. You will not be able to attend the meeting in person.

This Proxy Statement and the accompanying proxy card are first being mailed on or about May 13, 2024.

“Shareholders of certain funds of the trust will also participate in the Meeting and have been mailed a separate notice and proxy statement relating to proposals to be voted upon by the trust and/or by the shareholders of those funds at the Meeting. Shareholders of Large Cap Fund and Small-Mid Cap Fund are also asked to vote on certain other proposals that are included in a notice and proxy statement mailed separately to such shareholders.”

C:

Please supplementally confirm there are no other shareholders of other funds or proposals that should be considered at these two meetings that are not already disclosed in the merger statement.

R:

There is only one meeting of shareholders of Fidelity Rutland Square Trust II. All proposals that will be considered at the Meeting are appropriately reflected in the merger statement or a separate proxy statement, subject to the applicable registration statement and proxy rules.